Filed Pursuant to Rule 433
Registration Statement No. 333-213383-04
Dated September 4, 2018

PECO Energy Company
$325,000,000 First and Refunding Mortgage Bonds, 3.900% Series Due 2048

Pricing Term Sheet

Issuer:	PECO Energy Company
Ratings:	Aa3 (Moody’s); A- (S&P); A (Fitch)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	September 4, 2018
Settlement Date:	September 11, 2018 (T+5)
Principal Amount:	$325,000,000
Maturity:	March 1, 2048
Coupon:	3.900%
Benchmark Treasury:	3.125% due May 15, 2048
Qualified Reopening:	There is currently outstanding $325.0 million in aggregate principal amount of bonds of this series that were issued on February 23, 2018. The bonds offered hereby will be fungible with the previously issued bonds of this series, and the bonds offered hereby and such previously issued bonds, taken together, will be treated as a single series for all purposes.
Benchmark Treasury Price and Yield:	101-05; 3.065%
Spread to Benchmark Treasury:	+105 basis points
Yield to Maturity:	4.115%
Public Offering Price:[1]	96.347%
Interest Payment Dates:	March 1 and September 1 of each year, commencing March 1, 2019
Redemption Provisions:

At any time prior to September 1, 2047 (six months prior to the maturity date of the Bonds) at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 12.5 basis points, plus, in each case accrued interest to the redemption date

At any time on or after September 1, 2047, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	693304 AW7
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1 Plus accrued and unpaid interest from and including September 1, 2018 to, but excluding September 11, 2018, in the aggregate amount of $352,083.33, or $1.083 per $1,000 principal amount of the bonds.

ISIN:	US693304AW72
Joint Book-Running Managers:	CIBC World Markets Corp.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Senior Co-Manager:	Santander Investment Securities Inc.
Co-Managers:	The Huntington Investment Company
MFR Securities, Inc.
Penserra Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about September 11, 2018, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. at 1-800-282-0822, Citigroup Global Markets Inc. at 1-800-831-9146, Morgan Stanley & Co. LLC at 1-866-718-1649, PNC Capital Markets LLC at 1-855-881-0697 or RBC Capital Markets, LLC at 1-866-375-6829.